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UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   April 2005            File No.    0-30720

Radius Gold Inc.

(Name of Registrant)

355 Burrard Street, Suite 830, Vancouver, British Columbia, Canada V6C 2G8

(Address of principal executive offices)

1.

News Release dated April 1, 2005

2.

News Release dated April 14, 2005

3.

News Release dated April 19, 2005

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Radius Gold Inc.

(Registrant)

Dated: July 6, 2005	By: /s/ Simon Ridgway Simon Ridgway President and Director

news release

NR RGI 1  April 1, 2005

Drilling Underway At El Pavon Gold Project, Nicaragua

Vancouver: Simon Ridgway, the President of Radius Gold Inc (“Radius”) is pleased to announce that drilling has commenced at the El Pavon project in Nicaragua.  The first core from the 2005 drill program was delivered on Thursday March 31st, 2005.

Meridian Gold (“Meridian”) is the operator of the project, and anticipates completing approximately 27 holes on the Pavon North, Central and South veins in the first part of their commitment to drill at least 15,000m at Pavon.  A single diamond drill is currently on site with a second scheduled to be added within the next month.  A drill collar map showing the proposed first stage holes has been posted on the Radius Gold web site at www.radiusgold.com.  It is important to note that – as with most drill programs - the current program will be reviewed and adjusted as it progresses and the final drill collar positions may differ from those shown on the map.

A major heliborne aeromagnetic and radiometric program is also scheduled to start.  The program will focus on identifying new structures within the El Pavon joint venture project area.

Meridian has also informed Radius that it plans to change the name of the project from El Pavon to Natividad. Accordingly, all future press releases will refer to the Natividad drill program.

Background

The Natividad (El Pavon) low sulphidation epithermal vein system was discovered by Radius in 2003.  In September 2004, Meridian optioned Natividad from Radius.  The agreement gives Meridian the exclusive option to acquire a 60% interest in El Pavon by spending an agreed amount on exploration, completing a feasibility study within four years and paying to Radius a set amount per ounce of resource defined by the feasibility study for the 60% of the ounces Meridian will acquire (see release NR-RGI5, Sept. 23rd 2004)

Quartz-adularia veins at Natividad are hosted by a series of intermediate to felsic volcanic lavas, ignimbrites and tuffs.  Radius’ field teams have identified at least 6 potentially major veins or mineralized structures on the property within an area covering at least 10km by 4km.  Most of the work to date has focused on the Pavon North and Pavon Central veins.

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In 2004, Radius drill tested Natividad at five sites along the 6km strike length of the Pavon South, Central and North veins.  The results include best intersections of 16.8m grading 10.3 g/t Au and 5.8m grading 11.3 g/t Au from holes located 4km apart testing the same mineralized structure.  Full results from the drilling can be found on the Radius Gold web site (www.radiusgold.com).

Qualified Person

Nancy Reardon M.Sc., P.Geol. is the Qualified Person as defined in NI 43-101 responsible for verifying that the results presented in this press release have been accurately summarized from the drill data provided to the Company from the field teams and from Meridian Gold Inc.

Mark Hawksworth, M.Sc., P.Geol., an employee of Meridian Gold Inc., is the Qualified Person responsible for the design and management of the Natividad exploration program, including the current drill program.

For further information on Radius Gold Inc., please call toll free 1-888-627-9378 or visit our web site (www.radiusgold.com).

The TSX Venture Exchange has not reviewed and does not take responsibility for the adequacy or accuracy of this release.

ON BEHALF OF THE BOARD

“signed”

Simon Ridgway,

President

Symbol: TSXV-RDU; OTCBB-RDUFF

Shares Issued: 53.3-million

news release

NR RGI 2  April 14, 2005

Radius Provides Update on San Pedro Project, Nicaragua

Vancouver, Radius Gold Inc (“Radius”) is pleased to provide an update on the on-going exploration program at its 100%-owned San Pedro epithermal gold project in east-central Nicaragua.  Recent trenching on the property has returned high grade gold results of 12.9g/t Au over 2.5m in trench PM1-A8, and 14.6g/t Au over 2.5m in trench PM1-B1.  Highlights from Radius’ recent sampling program are shown in the table below.

Radius’ field crews discovered gold-mineralized quartz-adularia epithermal veins in three northwest-southeast trending zones within a 5km by 12km area.  The PM Zone in the northwest has seen the most exploration, while the Las Minas and Feliz Zones to the southeast are at an earlier stage.

Epithermal gold mineralization occurs as massive quartz to banded quartz-adularia veins and associated quartz vein stockwork.  Alteration minerals, vein textural evidence and exposures of silica scinter indicate that the outcropping veins are at a high-level in the mineralizing system.  The gold-mineralized structures are hosted by tuffs in a caldera setting cut by regional northwest-southeast trending extensional faults, and intruded by a rhyodacitic dome field.  Visible gold can be panned from most streams within the caldera and stream sediment sampling has returned a strong gold anomaly within and beyond the area of known occurrences.  Mineralization is open in all directions.

At the PM Zone two parallel veins have been defined over a strike length of 1.8km.  Recent reconnaissance trenching has returned higher grade results of 12.9g/t Au over 2.5m in trench PM1-A8, and 14.6g/t over 2.5m in trench PM1-B1.  Soil sampling in this area has defined a consistent 300m wide +300ppb Au anomaly for 1,000m, open to the north.  Pitting and trenching within the anomaly between the known veins has exposed additional 1m wide veins and a strong stockwork zone raising the possibility for bulk mineable target in this area.  Follow-up of soil anomalies elsewhere within the PM Zone has led to the discovery of several new veins in the zone.  Assay results are pending for recent sampling in the PM zone.

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Vein	Trench	Interval (m)	Au Grade (g/t)
PM1	PM1-A1	6.9	1.7
	PM1-A2	7.3	3.2
	PM1-A4	6.6	1.1
	PM1-A5	1.9	3.9
	PM1-A8	2.5	12.9
	PM1-B1	3.0	1.1
	PM1-B2	6.6	1.5
	PM1-B3	6.1	4.4
	PM1-C1	2.7	2.0
	PM1-D1	7.7	1.4
PM2	PM1-B1	2.5	14.6
LM	TR-LM-1	1.0	1.3

Exploration of the Las Minas and Feliz Zones to the south of the PM Zone is at an early stage.  Sampling of rocks in float and outcrop have returned gold grades ranging from trace to 38.2g/t Au outlining a 2km long, northwest-southeast trending mineralized structural zone at Las Minas.  Trenching of the best results at the northwest end of this zone will start this month.  Prospecting at the Feliz Zone has discovered 4 parallel veins in a 700m by 700m area partly ringed by rhyodacite intrusions.  A grab sample of vein material from one of these veins assays 30.4g/t Au.

Radius’ exploration personnel are currently on the ground at San Pedro completing mapping, prospecting, soil sampling, hand trenching, and chip sampling covering the known zones and possible regional extensions along and across strike.  Radius has also applied for additional concessions in the area to cover possible extensions to the San Pedro system.  Soil sampling is planned to cover the 60km2 area of known mineralization at San Pedro.

Background

San Pedro was discovered by Radius’ field teams following up on local stories of old workings in the area.  Exploration trenches, pits, tunnels are found in the PM Zone and, less commonly, in the Las Minas and Feliz Zones.  There is evidence of a small stamp mill near the PM1-B vein.  The condition of the workings suggests that the prospect was explored about 50 years ago.

Initial exploration found visible gold in stream sediments outlining a broad northwest-southeast trending zone.  Subsequent Landsat interpretation Vein and float samples – associated with strongly anomalous stream sediment geochemistry - have since been collected along a 10km strike length.  Radius’ initial sampling of a series of old trenches at the northwest end of the zone were re-sampled by Radius in mid-2004, returning best results of 9.8g/t Au over 2.0m within a broader interval of 7.3m grading 2.9g/t Au.  The work also indicated that there are several parallel veins suggesting the possibility of a bulk mineable target.

In the northwest, the PM zone consists of two principal vein sets, one (PM-1) trending roughly 140º and the other (PM-2) at 080º.  There is a broad zone of anomalous gold-in-soil where the two trends intersect, and indication that the 080º zone continues and is open to the east.  The existing soil grid will be extended to close the anomalies to the southwest and northeast as well as cover areas of newly discovered veins to the southwest and south.

Qualified Person

Nancy Reardon, M.Sc., P.Geol. is the Qualified Person as defined in NI 43-101 responsible for verifying that the results presented in this press release are an accurate summary of the work completed to date by Radius at San Pedro.

For further information on Radius Gold Inc., please call toll free 1-888-627-9378 or visit our web site (www.radiusgold.com).

The TSX Venture Exchange has not reviewed and does not take responsibility for the adequacy or accuracy of this release.

ON BEHALF OF THE BOARD

“signed”

Simon Ridgway,

President

Symbol: TSXV-RDU; OTCBB-RDUFF

Shares Issued: 53.3-million

news release

NR RGI 3  April 19, 2005

Radius gets 3m @ 12.2g/t Au from San Pedro Project, Nicaragua

Vancouver, Radius Gold Inc (“Radius”) is pleased to provide additional results from recent sampling at its 100%-owned San Pedro epithermal gold project in east-central Nicaragua.  Trenching on the property has returned high grade gold results of 12.2 g/t Au over 3.0m in trench PM1-B7.  Grab sampling of the Buena Vista area has returned assay results ranging up to 44.2 g/t Au in vein and vein float material.  A summary table of significant results from the most recent trench sampling is shown below and a map with the most recent sample results is available on the Radius web site ( www.radiusgold.com ).

The overall area of known mineralization at San Pedro is now 11-12km along strike and 5km across, open to the southwest, southeast and east.  Radius’ exploration effort is being focused on San Pedro and the pace of vein discovery has accelerated.  To date more than 15 veins have been identified on the property.

Vein	Trench	Interval (m)	Au Grade (g/t)
PM1	PM1-A9	2.2	6.7
	PM1-A11	1.0	1.8
	PM1-A12	2.0	3.5
	PM1-B5	3.0	3.1
	PM1-B6	4.0	1.8
	PM1-B7	5.0	7.7
	includes	3.0	12.2
	PM1-B8	2.5	1.8
	PM1-C2	2.0	8.7

More high-grade gold-bearing quartz veins have been discovered in the Buena Vista area, 10km south of PM1 Zone.  Grab samples grading up to 26.3 g/t Au and 44.2 g/t Au have been discovered during recent sampling.  Previous grab sampling of vein and vein float material in the area returned results ranging up to 10.4g/t Au.  The Buena Vista zone is at an early stage of exploration, with work limited to following and sampling veins exposed on surface.  Panning of streams four kilometres southwest of the Buena Vista zone has identified visible gold in five adjacent streams along three kilometres of a major regional structure.

A newly discovered vein to the south of the PM Zone trenched area has returned very encouraging results.  Grab sampling of vein material returned assays from trace to 5.8g/t Au over a strike length of approximately 650m.

Current work is focusing on the Las Minas zone, five kilometres southeast of PM1, where reconnaissance sampling returned 38.2 g/t Au across 1.5m.  This vein had earlier returned 3 reconnaissance grab samples greater than 10 g/t Au along 300m of strike.  A grab sample of vein quartz collected from the Zona Felix to the southeast in an area with four parallel veins, assayed 30.4 g/t Au.  The initial soil sampling program will be followed-up by an extensive program of grid soil surveying to the south of the PM zone and another to cover the Buena Vista zone and the Zona Felix.

Background

San Pedro was discovered by Radius’ field teams following up on local stories of old workings in the area.  Exploration trenches, pits, tunnels are found in the PM Zone and, less commonly, in the Las Minas and Feliz Zones.  There is evidence of a small stamp mill near the PM1-B vein.  The condition of the workings suggests that the prospect was explored about 50 years ago.

San Pedro appears to be hosted by a 10km-diameter caldera formed on a major extensional regional structure.  Rhyodacite domes were intruded into a bimodal sequence of mafic, felsic and mixed pyroclastic rocks and basalt flows within the caldera, along the regional structures which also host the gold-bearing epithermal veins.  Gold mineralization at San Pedro shows evidence of being at a high level in the epithermal system, which would indicate that the entire mineralized system has been preserved.

Qualified Person

Nancy Reardon, M.Sc., P.Geol. is the Qualified Person as defined in NI 43-101 responsible for verifying that the results presented in this press release are an accurate summary of the work completed to date by Radius at San Pedro.

For further information on Radius Gold Inc., please call toll free 1-888-627-9378 or visit our web site (www.radiusgold.com).

The TSX Venture Exchange has not reviewed and does not take responsibility for the adequacy or accuracy of this release.

ON BEHALF OF THE BOARD

“signed”

Ralph Rushton,

VP Corporate Development

Symbol: TSXV-RDU; OTCBB-RDUFF

Shares Issued: 53.3-million